Exhibit 99.3

TransAlta™

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

Mr A Sample
Designation (if any)
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Security Class
123

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual and Special Meeting to be held on Thursday, April 28, 2022

This Form of Proxy is solicited by and on behalf of Management of TransAlta Corporation.

Notes

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to www.Computershare.com/TransAlta by 11:00 a.m. MDT on April 26, 2022, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log into and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this Proxy with the signing capacity stated.
3. This Proxy should be signed in the exact manner as the name(s) appear(s) on the Proxy.
4. If a date is not inserted in the space provided on the reverse of this Proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this Proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the Proxy appoints the Management Nominees listed on the reverse, this Proxy will be voted as recommended by Management.**
6. The securities represented by this Proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This Proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Proxy Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This Proxy should be read in conjunction with the accompanying documentation provided by Management, including Management Proxy Circular.

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Proxies submitted must be received by 11:00 a.m. (Mountain Time), on Tuesday, April 26, 2022.
If the Meeting is postponed or adjourned, proxies submitted must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time the Meeting is reconvened.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

01T0ND

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of securities of TransAlta Corporation the ("the Company") hereby appoint: John P. Dielwart, Chair of the Board, or failing this person, John H. Kousinioris, President and Chief Executive Officer (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to www.Computershare.com/TransAlta by 11:00 a.m. MDT on April 26, 2022, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log into and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held via live audio webcast online at https://web.lumiagm.com/425458825 on Thursday, April 28, 2022 at 11:00 a.m. (Mountain Time) and at any adjournment or postponement thereof.

The Board of Directors recommends voting "FOR" Items 1, 2 and 3 and 4.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

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1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Rona H. Ambrose	☐	☐	02. John P. Dielwart	☐	☐	03. Alan J. Fohrer	☐	☐
04. Laura W. Folse	☐	☐	05. Harry A. Goldgut	☐	☐	06. John H. Kousinioris	☐	☐
07. Thomas M. O'Flynn	☐	☐	08. Beverlee F. Park	☐	☐	09. Bryan D. Pinney	☐	☐
10. James Reid	☐	☐	11. Sandra R. Sharman	☐	☐	12. Sarah A. Slusser	☐	☐

For Withhold

2. Reappointment of Auditors

Appointment of Ernst & Young LLP as auditors of the Company and authorize the directors to fix their renumeration. ☐ ☐

For Against

3. Say-on-Pay

Advisory vote to accept the Company's approach to executive compensation, as described in the Management Proxy Circular. ☐ ☐

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For Against

4. Shareholder Rights Plan

Ordinary resolution confirming and approving the continuation, amendment and restatement of the Amended and Restated Shareholder Rights Plan, as described in the accompanying Management Proxy Circular. ☐ ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above and the Management nominees are appointed proxyholders, this proxy will be voted as recommended by the Board of Directors.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – I would like to receive interim financial statements and related Management's Discussion & Analysis. ☐

Annual Financial Statements – I DO NOT wish to receive annual financial statements and related Management's Discussion & Analysis. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Z T M Q 332155 X X X X A R 2 999999999999

01T0OG